EXHIBIT 3.J

                             AMENDMENT TO BYLAWS OF
                              TECH DATA CORPORATION

         The Bylaws of TECH DATA CORPORATION are amended pursuant to resolution of the Board of Directors adopted on April 5, 2000, as follows:

         1. Section D of Article V of the Bylaws is amended and replaced in its entirety, as follows:

                  "Section D: AUDIT COMMITTEE: The Board of Directors shall appoint from its members an Audit Committee (the "Committee") of three or more independent directors, as defined in the Audit Committee Charter (the "Charter") and as independence is determined by the Board. The Committee shall designate one of such members with the qualifications described in the Charter as the Chairman of the Committee, and may designate one or more qualified directors as alternate members of the Committee, who may replace any absent or disqualified member at any meeting of the Committee. The Committee shall meet in accordance with the Bylaws but at least twice annually, or more frequently as circumstances dictate. The Committee will meet at least annually with management, the Director of Internal Audit Services, and the independent public accountants, to discuss any matters the Committee or each of these groups believes should be discussed. At least annually, the Committee will review and reassess the adequacy of the Charter."